UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

LAZYDAYS HOLDINGS, INC.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

52110H 100
(CUSIP Number)

Matthew A. Schwartz Stroock & Stroock & Lavan LLP 180 Maiden Lane New York, NY 10038 212-806-5929
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Wayzata Investment Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,359,905

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,359,905

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,359,905

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Patrick J. Halloran

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,359,905

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,359,905

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,359,905

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Wayzata Opportunities Fund II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,061,520

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,061,520

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,061,520

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Wayzata Opportunities Fund Offshore II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
298,385

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
298,385

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
298,385

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Item 1.  Security and Issuer.

This Schedule 13D (the "Schedule 13D") relates to the common stock, $0.0001 par value per share (the "Common Stock"), of Lazydays Holdings, Inc., a Delaware corporation (the "Issuer"), and is being filed on behalf of the Reporting Persons (as defined below).  The address of the principal executive offices of the Issuer is 6130 Lazy Days Blvd., Seffner, Florida 33584.

Item 2.  Identity and Background.

a.
This Schedule 13D is being filed by Wayzata Investment Partners LLC ("Investment Manager"), Wayzata Opportunities Fund II, L.P. ("Opportunities Fund II"), Wayzata Opportunities Fund Offshore II, L.P. ("Opportunities Offshore") and Patrick J. Halloran, an individual ("Mr. Halloran") (together, the "Reporting Persons").  The general partner of Opportunities Fund II is WOF II GP, L.P. ("Opportunities Fund II GP") and the general partner of Opportunities Offshore is Wayzata Offshore GP II, LLC ("Opportunities Offshore GP").  The general partner of Opportunities Fund II GP is WOF II GP, LLC ("WOF II GP" and, together with Opportunities Fund II GP and Opportunities Offshore GP, each, a "General Partner" and, collectively, the "General Partners").

b.	The business address of each of the Reporting Persons and each of the General Partners is 701 East Lake Street, Suite 300, Wayzata, MN 55391.

c.
The Investment Manager  provides investment management services and serves as the investment manager of Opportunities Fund II and Opportunities Offshore.  Opportunities Fund II is a Delaware limited partnership which invests in securities.  Opportunities Offshore is a Cayman Islands exempted limited partnership which invests in securities.  Opportunities Fund II GP is a Delaware limited partnership and serves as the general partner of Opportunities Fund II.  Opportunities Offshore GP is a Delaware limited liability company and serves as the general partner of Opportunities Offshore.  WOF II GP is a Delaware limited liability company and serves as the general partner of Opportunities Fund II GP.

Mr. Halloran is the manager of the Investment Manager and controls MAP Holdings LLC, which is the majority member of the Investment Manager.

d. – e.
During the last five years, none of the Reporting Persons or the General Partners has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.
The Investment Manager is a limited liability company organized under the laws of the State of Delaware.  Opportunities Fund II is a limited partnership organized under the laws of the State of Delaware.  Opportunities Offshore is an exempted limited partnership organized under the laws of the Cayman Islands.  Mr. Halloran is a United States citizen.  Opportunities Fund II GP is a limited partnership organized under the laws of the State of Delaware.  Opportunities Offshore GP is a limited liability company organized under the laws of the State of Delaware.  WOF II GP is a limited liability company organized under the laws of the State of Delaware.

Item 3.  Source or Amount of Funds or Other Consideration.

Pursuant to that certain Agreement and Plan of Merger, dated as of October 27, 2017 (the "Merger Agreement"), by and among Andina Acquisition Corp. II, a Cayman Islands exempted company ("Parent"), Andina II Holdco Corp., a Delaware corporation and wholly owned subsidiary of Parent ("Holdco"), Andina II Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Holdco, Lazy Days' R.V. Center, Inc., a Delaware corporation ("Lazydays"), and, solely for purposes of certain sections therein, A. Lorne Weil, in exchange for the cancellation of their shares of common stock in Lazydays, Opportunities Fund II received cash and an aggregate of 2,061,520 shares of Common Stock (which includes 96,355 shares of Common Stock that were placed in escrow pursuant to the terms of the Merger Agreement and the Indemnity Escrow Agreement (as defined below)) and Opportunities Offshore received cash and an aggregate of 298,385 shares of Common Stock (which includes 13,947 shares of Common Stock that were placed in escrow pursuant to the terms of the Merger Agreement and the Indemnity Escrow Agreement).

References to, and descriptions of, the Merger Agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the Merger Agreement, which is included as Annex A to the Issuer's Amendment No. 4 to Registration Statement on Form S-4, filed with the Securities and Exchange Commission on February 14, 2018 and incorporated herein by reference.  References to, and descriptions of, the Indemnity Escrow Agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the Indemnity Escrow Agreement, which is attached hereto as Exhibit V and incorporated herein by reference.

Item 4.  Purpose of Transaction.

The response to Item 3 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons hold their shares of Common Stock for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the shares of Common Stock held by the Reporting Persons to their respective members or limited partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, among other things, the price levels of the shares of Common Stock, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, and other future developments.

Item 5.  Interest in Securities of the Issuer.

a.- b.
The following information is as of the date hereof and is based on 8,471,885 shares of Common Stock outstanding, as set forth in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 21, 2018.

Reporting Person	Amount Beneficially Owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of	Shared power to dispose or direct the disposition of
Investment Manager	2,359,905	27.9%	0	2,359,905	0	2,359,905
Mr. Halloran	2,359,905	27.9%	0	2,359,905	0	2,359,905
Opportunities Fund II	2,061,520	24.3%	0	2,061,520	0	2,061,520
Opportunities Offshore	298,385	3.5%	0	298,385	0	298,385

Opportunities Fund II and Opportunities Offshore are the holders of 2,061,520 and 298,385 shares of Common Stock, respectively.  The 2,061,520 shares of Common Stock held by Opportunities Fund II includes 96,355 shares of Common Stock that are held in escrow pursuant to the terms of the Merger Agreement and the Indemnity Escrow Agreement.  The 298,385 shares of Common Stock held by Opportunities Offshore includes 13,947 shares of Common Stock that are held in escrow pursuant to the terms of the Merger Agreement and the Indemnity Escrow Agreement.  The shares of Common Stock placed in escrow pursuant to the terms of the Merger Agreement and the Indemnity Escrow Agreement are subject to forfeiture during the one-year period following the consummation of the merger under the Merger Agreement to satisfy certain indemnification obligations (if any) arising from breaches of the representations, warranties and covenants made by Lazydays in the Merger Agreement.  Pursuant to the terms of the Indemnity Escrow Agreement, each of Opportunities Fund II and Opportunities Offshore is not entitled to vote or direct the vote, or dispose or direct the disposition of, the shares of Common Stock held by it that are held in escrow pursuant to the terms of the Merger Agreement and the Indemnity Escrow Agreement.  The Investment Manager is the investment adviser to Opportunities Fund II and Opportunities Offshore and has the power to vote or to direct the vote, and to dispose or to direct the disposition of, the shares of Common Stock reported herein which are held for the accounts of Opportunities Fund II and Opportunities Offshore.  Mr. Halloran serves as the manager of the Investment Manager.  As a result, each of the Investment Manager and Mr. Halloran may be deemed to be the beneficial owner of the shares of Common Stock reported herein which are held for the accounts of Opportunities Fund II and Opportunities Offshore.

Opportunities Fund II GP, as general partner of Opportunities Fund II, and WOF II GP, as general partner of Opportunities Fund II GP, do not have the power to vote or to direct the vote, or to dispose or to direct the disposition of, the shares of Common Stock reported herein which are held for the account of Opportunities Fund II.  As a result, neither Opportunities Fund II GP nor WOF II GP has beneficial ownership of the shares of Common Stock reported herein which are held for the account of Opportunities Fund II.

Opportunities Offshore GP, as general partner of Opportunities Offshore, does not have the power to vote or to direct the vote, or to dispose or to direct the disposition of, the shares of Common Stock reported herein which are held for the account of Opportunities Offshore.  As a result, Opportunities Offshore GP does not have beneficial ownership of the shares of Common Stock reported herein which are held for the account of Opportunities Offshore.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock owned by another Reporting Person.

c.  Other than the transactions described in this Schedule 13D, during the sixty days prior to the date of this Schedule 13D, there were no transactions in shares of Common Stock, or securities convertible into, exercisable for or exchangeable for shares of Common Stock, by the Reporting Persons or the General Partners.

d.  No person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.

e.  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Lock-Up Agreement

As part of the transactions contemplated by the Merger Agreement, Opportunities Fund II and Opportunities Offshore executed that certain Lock-Up Agreement, dated as of March 15, 2018 (the "Lock-Up Agreement").  Subject to the terms, exceptions and conditions set forth in the Lock-Up Agreement, Opportunities Fund II and Opportunities Offshore agreed not to dispose of any of the shares of Common Stock acquired by Opportunities Fund II and Opportunities Offshore pursuant to the Merger Agreement for a period of nine months from the date of the Lock-Up Agreement.

References to, and descriptions of, the Lock-Up Agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the Lock-Up Agreement, attached hereto as Exhibit III and incorporated herein by reference.

Registration Rights Agreement

As part of the transactions contemplated by the Merger Agreement, the Issuer, Opportunities Fund II, Opportunities Offshore and the other parties thereto from time to time, entered into that certain Registration Rights Agreement, dated as of March 15, 2018 (the "Registration Rights Agreement").  The Registration Rights Agreement provides certain holders of Common Stock with certain demand and piggy-back registration rights with respect to certain shares of Common Stock owned by such holders.

References to, and descriptions of, the Registration Rights Agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the Registration Rights Agreement, attached hereto as Exhibit IV and incorporated herein by reference.

Indemnity Escrow Agreement

As part of the transactions contemplated by the Merger Agreement, the Issuer, Opportunities Fund II, as Representative thereunder, B. Luke Weil, acting as the Committee thereunder, and Continental Stock Transfer & Trust Company, as Escrow Agent thereunder, entered into that certain Indemnity Escrow Agreement, dated as of March 15, 2018 (the "Indemnity Escrow Agreement").  Opportunities Fund II serves as representative of the former stockholders and optionholders of Lazydays under the Indemnity Escrow Agreement.  The Indemnity Escrow Agreement and the Merger Agreement govern the disbursement of cash and shares of Common Stock held in accounts maintained by the Escrow Agent that may be used to fund payments and distributions of cash and shares of Common Stock to the Issuer in connection with indemnification claims made by the Issuer pursuant to the Merger Agreement for breaches of representations, warranties and covenants made by Lazydays under the Merger Agreement.  In accordance with the terms of the Indemnity Escrow Agreement, shares of Common Stock owned by Opportunities Fund II and Opportunities Offshore may be transferred to the Issuer to satisfy indemnification claims with respect to the Issuer's rights to indemnification under the Merger Agreement.

References to, and descriptions of, the Indemnity Escrow Agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the Indemnity Escrow Agreement, attached hereto as Exhibit V and incorporated herein by reference.

Exchange Agent Agreement

As part of the transactions contemplated by the Merger Agreement, the Issuer, Opportunities Fund II, as Representative thereunder, and Continental Stock Transfer & Trust Company, as Exchange Agent thereunder, entered into that certain Exchange Agent Agreement, dated as of March 15, 2018 (the "Exchange Agent Agreement").  The Exchange Agent Agreement governs the distribution (both on and after the date of consummation of the transactions contemplated by the Merger Agreement, as applicable) of consideration, which includes cash and shares of Common Stock, to the former stockholders of Lazydays in exchange for their cancellation of shares of common stock of Lazydays.

References to, and descriptions of, the Exchange Agent Agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the Exchange Agent Agreement, attached hereto as Exhibit VI and incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.

Exhibit I: Agreement of Joint Filing pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended.

Exhibit II: Agreement and Plan of Merger, dated as of October 27, 2017, by and among Andina Acquisition Corp. II, a Cayman Islands exempted company, Andina II Holdco Corp., a Delaware corporation, Andina II Merger Sub Inc., a Delaware corporation, Lazy Days' R.V. Center, Inc., a Delaware corporation, and, solely for purposes of Sections 8.3(a), 10.1, 10.3, 10.4(a), 10.7, 10.8, 10.9, 10.10, 10.11 (solely as Section 10.11 relates to Sections 8.3(a), 10.1, 10.3, 10.4(a), 10.7, 10.8, 10.9, 10.10, 10.11 and 10.12 thereof) and 10.12 thereof, A. Lorne Weil, an individual (incorporated by reference to Annex A to the Issuer's Amendment No. 4 to Registration Statement on Form S-4, filed with the Securities and Exchange Commission on February 14, 2018).

Exhibit III: Lock-Up Agreement, dated as of March 15, 2018, entered into by Wayzata Opportunities Fund II, L.P. and Wayzata Opportunities Fund Offshore II, L.P.

Exhibit IV: Registration Rights Agreement, dated as of March 15, 2018, by and among Lazydays Holdings, Inc. and each of the investors party thereto.

Exhibit V: Indemnity Escrow Agreement, dated as of March 15, 2018, by and among Lazydays Holdings, Inc., Wayzata Opportunities Fund II, L.P., B. Luke Weil and Continental Stock Transfer & Trust Company.

Exhibit VI:  Exchange Agent Agreement, dated as of March 15, 2018, by and among Andina II Holdco Corp., Wayzata Opportunities Fund II, L.P. and Continental Stock Transfer & Trust Company.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2018

WAYZATA INVESTMENT PARTNERS LLC

By:	/s/ Patrick J. Halloran
Name: Patrick J. Halloran
Title: Manager

WAYZATA OPPORTUNITIES FUND II, L.P.

By: WOF II GP, L.P., its General Partner By: WOF II GP, LLC, its General Partner

By:	/s/ Patrick J. Halloran
Name: Patrick J. Halloran
Title: Authorized Signatory

WAYZATA OPPORTUNITIES FUND OFFSHORE II, L.P.

By: Wayzata Offshore GP II, LLC, its General Partner

By:	/s/ Patrick J. Halloran
Name: Patrick J. Halloran
Title: Authorized Signatory

PATRICK J. HALLORAN

By:	/s/ Patrick J. Halloran
Name: Patrick J. Halloran